                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

   (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Fiscal year ended March 31, 2005

                                       OR

   ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Transition period From            to
                                   ----------    ----------

    Commission File Number
                           -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN
        (For Employees Covered By A Collective Bargaining Agreement)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     ANHEUSER-BUSCH COMPANIES, INC.
                            One Busch Place
                       St. Louis, Missouri 63118

                            REQUIRED INFORMATION

A.        Financial Statements and Exhibits
          ---------------------------------

          Report of Independent Registered Public Accounting Firm

          Financial Statements*:

             Statements of Net Assets Available for Benefits

             Statements of Changes in Net Assets Available for Benefits

             Notes to Financial Statements

B.        Exhibits

          23 Consent of Independent Registered Accounting Firm

*Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules & Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LLP Logo]
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                                                    PRICEWATERHOUSECOOPERS LLP
                                                    800 Market Street
                                                    St Louis MO 63101-2695
                                                    Telephone (314) 206 8500


           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator
 of the Anheuser-Busch Deferred Income
 Stock Purchase and Savings Plan (For
 Employees Covered by a Collective
 Bargaining Agreement)



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement) (the "Plan") at March 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP


St. Louis, Missouri
June 24, 2005

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2005 AND 2004
------------------------------------------------------------------------------------------------------------------

                                                                                    2005                 2004
ASSETS
Contributions receivable
   Participant                                                                 $        6,867       $            -
   Employer                                                                             4,461            6,427,376
                                                                               --------------       --------------

                                                                                       11,328            6,427,376

Interest in Master Trust*                                                       1,151,111,031        1,336,137,034
                                                                               --------------       --------------

           Total assets                                                         1,151,122,359        1,342,564,410
                                                                               --------------       --------------

LIABILITIES
Due to broker for securities purchased                                                      -            6,749,515
                                                                               --------------       --------------

           Total liabilities                                                                -            6,749,515
                                                                               --------------       --------------

   Net assets available for benefits                                           $1,151,122,359       $1,335,814,895
                                                                               ==============       ==============


*Represents more than 5 percent of net assets available for benefits.

                    The accompanying notes are an integral part of these financial statements.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2005 AND 2004
----------------------------------------------------------------------------------------------------------------

                                                                                  2005                 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
   Participants                                                              $   36,548,733       $   36,812,770
   Employer                                                                       1,548,058            6,427,844
   Rollovers                                                                        319,955              802,623
                                                                             --------------       --------------

           Total contributions                                                   38,416,746           44,043,237

Change in fair value at Interest in Master Trust                                (21,458,036)         135,870,778
                                                                             --------------       --------------

           Total additions                                                       16,958,710          179,914,015
                                                                             --------------       --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions to participants                                                   174,887,325          100,398,826
Interest expense                                                                          -            1,909,875
Administrative expenses                                                                   -               53,784
                                                                             --------------       --------------

           Total deductions                                                     174,887,325          102,362,485
                                                                             --------------       --------------

           Net (decrease)/increase                                             (157,928,615)          77,551,530

Net transfers (out)/in                                                          (26,763,921)           5,830,793

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                             1,335,814,895        1,252,432,572
                                                                             --------------       --------------

End of year                                                                  $1,151,122,359       $1,335,814,895
                                                                             ==============       ==============

                   The accompanying notes are an integral part of these financial statements.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
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1.      PLAN DESCRIPTION

        The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement) (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        GENERAL
        The Plan is a defined contribution plan covering substantially all employees of Anheuser-Busch Companies, Inc. (the "Company") and certain subsidiaries of the Company who are members of collective bargaining units and whose collective bargaining agreement specifically provides for participation of such members. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        PLAN ADMINISTRATION
        The Plan's named fiduciaries are the Company, as Sponsor and Plan Administrator, and Mellon Bank, N.A., as the Trustee. As Sponsor, the Company has the right to amend the Plan and designate the Plan's named fiduciaries. The Plan is administered through the Human Resources Service Center, the Retirement Plans Department and the Stock Plans Appeals Committee, all located in St. Louis, Missouri. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

        During 2004, the Plan was amended to incorporate various changes to the Plan including, among other things, an increase in the unmatched participant contribution limit from 10 percent to 44 percent of base compensation and an increase in the maximum match rate limit under the Company matching contribution formula from 100 percent to 125 percent of the aggregate participant matched contributions.

        ELIGIBILITY
        Each employee of a participating employer (other than employees not covered by a collective bargaining agreement) of the Company is eligible to participate in the Plan after one year of service, during which the employee worked 1,000 hours. Participation by eligible employees is voluntary.

        CONTRIBUTIONS
        A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax and after-tax. A participant may contribute from 1 percent to 6 percent of his or her base compensation through payroll deductions for Before-Tax Matched Contributions and After-Tax Matched Contributions. The sum of these matched contributions may not be less than 1 percent nor more than 6 percent of the participant's base compensation. In addition, a participant may contribute from 1 percent to 44 percent of their base compensation through payroll deductions for Before-Tax Unmatched Contributions and After-Tax Unmatched Contributions; however, the unmatched contribution rates may not exceed 44 percent of the participant's base compensation and are subject to other limitations as set forth in the Plan agreement. In addition, the sum of Before-Tax Matched and Unmatched Contributions must not exceed 50 percent of a participant's base compensation, subject to certain limitations of the Internal Revenue Code. The participant's employer then contributes a matching amount, determined

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
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        annually, based on the relationship of the Company's net income to its payroll expense for the year most recently ended. However, in no event may the participating employer's matching contribution be less than 33-1/3 percent nor more than 125 percent of the aggregate participant matched contributions. The Company may, however, contribute an amount in excess of the matching contribution to enable the Plan to meet its debt service payments. The Company's obligation to contribute such an additional amount terminated in conjunction with the repayment of the ESOP loans on March 31, 2004.

        The Company may also be required to make a supplemental contribution in accordance with the Plan document. Supplemental contributions are made by transferring shares of Anheuser-Busch Common Stock from the ESOP and allocating the shares to participants who have account balances as of the end of the Plan year, or by a cash payment from the Company, and are required to be made within 180 days of the Plan's year end. For the year ended March 31, 2004, 132,158 shares with a value of $6,740,058 were transferred from the ESOP to participant accounts on March 31, 2004 for the required supplemental contribution. The Company made an additional contribution of 375,435 shares with a value of $19,147,081 on March 31, 2004 through the transfer of ESOP shares to participant accounts. The Company also made an additional cash contribution of $6,427,376 on April 1, 2004. The Company's obligation to make supplemental contributions terminated in conjunction with the repayment of the ESOP loans on March 31, 2004.

        Participant contributions received by the Plan are invested in one or more investment funds as directed by the participant. At least one-half of each participant's both Before-Tax and After-Tax Matched Contributions (Employer Contributions) must be invested in the Company Stock Fund for certain periods of time. The participant may direct the remaining one-half of each type of matched contribution and all of the unmatched contributions in increments of 1 percent into any fund established under the Plan. Earnings are reinvested in the fund to which they relate. All employer contributions are invested in the Company Stock Fund.

        FORFEITED ACCOUNTS
        Forfeitures result from a participant's withdrawal, retirement or termination before the participant is 100 percent vested in employer matching contributions. Forfeited nonvested amounts are used to reduce future employer contributions. Forfeitures for the years ended March 31, 2005 and 2004 were $0 and $7,677, respectively.

        VESTING
        Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding twelve months, upon termination of employment for any reason, including retirement, after reaching age 60, or in the event of a "change in control" of the Company as defined by the Plan.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
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        PAYMENT OF BENEFITS
        The Plan permits in-service withdrawals as defined in the Plan document, subject to certain restrictions. Distributions for terminations are comprised of the participant's personal contribution portion and the vested Company contribution portion of their account. Distributions for whole numbers of shares held in the Company stock fund are payable in Company shares while the value of fractional shares and all interests in the other funds are payable in cash. Alternatively, the participant may elect to have nonshare investments transferred to the Company Stock Fund and distributed thereafter in shares with fractional shares distributed in cash. In-service distributions are payable at the election of the participant in Company shares or in cash.

        PARTICIPANT LOANS
        A participant may borrow from Before-Tax and/or After-Tax vested account balances subject to certain conditions. The minimum loan amount is $1,000; the maximum is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50 percent of the vested account balance. The interest rate for the life of the loan is set quarterly at prime plus one percentage point based on the prime rate at the end of the preceding quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

        PLAN TERMINATION
        The Company intends to continue the Plan indefinitely. However, the Company may at anytime and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant's account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The accompanying financial statements have been prepared using the accrual method of accounting, except that distributions to participants are recorded when paid.

        USE OF ESTIMATES
        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent liabilities. Actual results could differ from those estimates.

        INVESTMENTS
        The Anheuser-Busch Companies, Inc. Defined Contribution Master Trust ("Master Trust") has been established for each of the investment funds for the investment of the Plan's assets and the assets of other stock purchase and savings plans sponsored by the Company.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
------------------------------------------------------------------------------

        The Plan's interest in the Master Trust is recorded at fair value, which is based on the fair value of the underlying investments in the Master Trust.

        In accordance with the policy of stating investments at fair value the Plan presents, in the statement of changes in net assets available for benefits, the change in the value of its interest in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation or depreciation on the underlying investments in the Master Trust.

        ALLOCATION OF ASSETS
        Units of participation in the Master Trust are allocated to participating plans based on the relationship of individual plan contributions to the market value of the Master Trust. Earned income, realized and unrealized gains and losses, and administrative expenses are retained in the Master Trust and are allocated to participating plans by the Trustee, based on units of participation on the transaction date.

        RISKS AND UNCERTAINTIES
        The Master Trust's investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

        ADMINISTRATIVE EXPENSES
        Under the Master Trust agreement with the Trustee, the Company may pay all expenses incurred in the administration of the Master Trust, including trustee fees, but is not obligated to do so. Trustee expenses not paid by the Company are paid by the Master Trust and proportionately allocated to the participating plans. All other expenses are paid by the Plan.

3.      INTERESTS IN ANHEUSER-BUSCH COMPANIES, INC. DEFINED CONTRIBUTION
        MASTER TRUST

        At March 31, 2005 and 2004, the Plan's interest in the assets of the Master Trust was approximately 38 percent and 40 percent, respectively of total Master Trust assets.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
------------------------------------------------------------------------------

        The following table presents the fair value of investments for the Master Trust:

                                                                                   MARCH 31,
                                                                      -----------------------------------
                                                                           2005                 2004

Investments at fair value
Anheuser-Busch common stock*                                          $2,227,645,078       $2,788,058,992
Equity index*                                                            237,879,050          196,927,433
Mid/Small cap*                                                           170,740,550           96,866,136
International stock                                                       82,582,696           15,687,070
Medium-term fixed income                                                  68,389,798           68,334,581
Short-term fixed income                                                   59,825,888           44,051,674
Managed balanced                                                          49,685,191           30,478,825
Index balanced                                                            39,578,922           25,219,214
Participant loans                                                        104,709,312          104,132,873
                                                                      --------------       --------------

                                                                      $3,041,036,485       $3,369,756,798
                                                                      ==============       ==============

*Represents more than 5 percent of net assets available for benefits.

        Investment income for the Master Trust is as follows:

                                                                              YEAR ENDED MARCH 31,
                                                                       ----------------------------------
                                                                           2005                 2004

NET (DEPRECIATION)/APPRECIATION IN FAIR VALUE
   OF INVESTMENTS
Anheuser-Busch common stock                                            $(124,412,640)        $214,169,345
Equity index                                                              12,493,703           48,837,830
Mid/Small cap                                                              7,363,685           17,919,678
Managed balanced                                                           1,962,222            5,089,861
Index balanced                                                             1,427,639            4,427,424
Medium-term fixed income                                                    (399,699)           3,665,561
International stock                                                          496,958            2,372,853
Short-term fixed income                                                    3,987,615               90,420
                                                                       -------------         ------------

                                                                       $ (97,080,517)        $296,572,972
                                                                       =============         ============

Interest                                                               $   5,595,982         $  7,241,838
Dividends                                                                 47,717,526           46,332,485

Net (decrease)/increase in net assets during year                       (303,483,298)         246,921,789

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
------------------------------------------------------------------------------

4.      INCOME TAX STATUS

        The Plan received a favorable determination letter from the Internal Revenue Service dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the IRC, and is therefore exempt from federal income taxes. The Plan has since been amended, however, the Plan administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the IRC.

5.      RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2005 and 2004 to the Plan's Form 5500:

                                                                          2005                  2004

Net assets available for benefits per the
 financial statements                                                $1,151,122,359       $1,335,814,895
Amounts allocated to withdrawing participants                              (685,579)          (3,467,865)
                                                                     --------------       --------------

Net assets available for benefits per the Form 5500                  $1,150,436,780       $1,332,347,030
                                                                     ==============       ==============

        The following is a reconciliation of distributions to participants per the financial statements for the year ended March 31, 2005 to the Plan's Form 5500:


Distributions to participants per the
 financial statements                                            $174,887,325

Add:  Amounts allocated to withdrawing

 participants at March 31, 2005                                       685,579

Deduct:  Amounts allocated to withdrawing

 participants as of March 31, 2004                                 (3,467,865)
                                                                 ------------

Distributions to participants per Form 5500                      $172,105,039
                                                                 ============

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2005, but not yet paid as of that date.

6.      PARTY-IN-INTEREST TRANSACTIONS

        During the years ended March 31, 2005 and 2004, transactions between the Master Trust and the Company included aggregate common stock purchases totaling $211,482,877 and $72,333,376, respectively and aggregate common stock sales totaling $298,430,535 and $37,622,824, respectively. These transactions are allowable party-in-interest transactions under Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
(FOR EMPLOYEES COVERED BY A COLLECTIVE BARGAINING AGREEMENT)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
------------------------------------------------------------------------------

        During the years ended March 31, 2005 and 2004, the Master Trust purchased and sold investments in the Employee Benefit Temporary Investment Fund of Mellon Bank N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $455,150,062 and $184,251,095, respectively and aggregate investment sales totaling $461,650,733 and $185,401,440, respectively. These transactions are allowable party-in-interest transactions under Sections 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                ANHEUSER-BUSCH DEFERRED INCOME STOCK
                                PURCHASE AND SAVINGS PLAN (FOR EMPLOYEES
                                COVERED BY A COLLECTIVE BARGAINING
                                AGREEMENT)

                                 By: /s/  JOHN T. FARRELL
                                    --------------------------------
                                     John T. Farrell
                                     Vice President,
                                     Employee Benefits
                                     Anheuser-Busch Companies, Inc.

Dated: September 29, 2005